Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of Spirits Capital Corporation.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Spirits Global, Inc.	Delaware
Spirits Barrels LLC	Delaware
Distilled Barrels Financial Exchange	Wyoming